UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,214,604,525.00	$390,694

*

The calculation of the Transaction Valuation is based on 59,093,403 Shares outstanding as of July 30, 2021 as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 56,194,727, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 59,093,403, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), and Icahn Enterprises Holdings L.P., a Delaware limited partnership, as a co-bidder (“Icahn Enterprises Holdings”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021, a copy of which is attached as Exhibit (a)(1)(A) (the “Offer to Purchase”), in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the “Letter of Transmittal”), and the Notice of Guaranteed Delivery, a copy of which is attached as Exhibit (a)(1)(C) (the “Notice of Guaranteed Delivery”), which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). Both IEP Utility Holdings LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is Southwest Gas Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 8360 S. Durango Drive, P.O. Box 98510, Las Vegas, Nevada 89193-8510. The Company’s telephone number is (702) 876-7237.

(b) The information set forth in the “Summary Term Sheet” and in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by the Offeror and Icahn Enterprises Holdings. The information set forth in the “Summary Term Sheet,” Section 8, entitled “Certain Information Concerning the Offeror” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the “Introduction,” Section 8, entitled “Certain Information Concerning the Offeror,” Section 10, entitled “Background of the Offer; Past Contacts and Negotiations with the Company,” Section 11, entitled “Purpose of the Offer; Plans for the Company,” and Section 12, entitled “Certain Effects of the Offer,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Introduction,” Section 11, entitled “Purpose of the Offer; Plans for the Company,” and Section 12, entitled “Certain Effects of the Offer,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 9, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the “Introduction” and Section 8, entitled “Certain Information Concerning the Offeror,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 10, entitled “Background of the Offer; Past Contacts and Negotiations with the Company,” Section 11, entitled “Purpose of the Offer; Plans for the Company,” Section 12, entitled “Certain Effects of the Offer,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Section 8, entitled “Certain Information Concerning the Offeror,” Section 10, entitled “Background of the Offer; Past Contacts and Negotiations with the Company,” and Section 12, entitled “Certain Effects of the Offer,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 14, entitled “Conditions of the Offer,” Section 15, entitled “Certain Legal Matters,” and Section 18, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 12, entitled “Certain Effects of the Offer,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 15, entitled “Certain Legal Matters,” and Section 18, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Exhibit

(a)(1)(A)	Offer to Purchase (filed herewith)

(a)(1)(B)	Letter of Transmittal (filed herewith)

(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)

(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(E)	Letters to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 27, 2021 (filed herewith)

(a)(1)(G)	Letter to Stockholders, dated October 14, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 14, 2021)

(a)(1)(H)	Letter to Stockholders, dated October 20, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 20, 2021)

(a)(1)(I)	Letter to Board of Directors of Southwest Gas Holdings, Inc., dated October 25, 2021 (incorporated by reference to the Schedule TO-C filed with the SEC on October 25, 2021)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2021	IEP UTILITY HOLDINGS LLC

	By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer